Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
RSC Holdings Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of RSC Holdings Inc. of our report dated March 23, 2007, except for note 14 which is as of May 18, 2007, relating to the consolidated balance sheets of RSC Holdings Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in RSC Holdings Inc.’s Form S-1.
Our report on the consolidated financial statements dated March 23, 2007, except for note 14 which is as of May 18, 2007, refers to the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
Tempe, Arizona
May 22, 2007